SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

384871109
(CUSIP Number)

Stewart E. Eichner, Esq.
Morgan Stanley
1221 Avenue of the Americas
New York, NY, 10020
(212) 762-4905

with a copy to:

Steven G. Scheinfeld, Esq.
John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY, 10004
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(continued on following pages)
__________________
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871109	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,957,699
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,957,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No. 384871109	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 384871109	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 384871109	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 384871109	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on November 13, 2007.  This Amendment No. 1 amends  the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Agreement No. 1 have the meanings provided in the previously filed statement on Schedule 13D.

Item 2.       Identity and Background

Item 2(b) is hereby amended and restated to read as follows:

(b)
The name, business address and present principal occupation or employment of each executive officer of each of Gemini GP and SSF III GP and each director and executive officer of MSRESS III, are set forth on Schedule A annexed hereto and incorporated herein by reference.  The name, business address and present principal occupation or employment of each director and executive officer of Morgan Stanley are set forth on Schedule B annexed hereto and incorporated herein by reference.  MSRESS Manager does not have any executive officers.  The address of the principal business office of each of the Reporting Persons is 1585 Broadway, 37th Floor, New York, NY 10036.

Item 2(d) and Item 2(e) are hereby amended and restated to read as follows:

(d) and (e)

During the last 5 years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A and Schedule B hereto, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule C annexed hereto and incorporated herein by reference.

Item 2(f) is hereby amended and restated to read as follows:

(f)

The citizenship of each of the persons set forth in Schedule A and Schedule B hereto is provided therein.

ITEM 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 1, 2008, pursuant to the AFR Merger Agreement, (i) an indirect subsidiary of the Issuer merged (the “Merger”) with American Financial Realty Trust, a Maryland real estate investment trust (“AFR”), (ii) AFR was the surviving corporation in the Merger and became an indirect subsidiary of the Issuer, and (iii) the holders of the outstanding common stock of AFR immediately prior to the effective time of the Merger received, for each share of common stock of AFR, 0.12096 shares of Common Stock and cash in an amount determined in accordance with the AFR Merger Agreement.  At the effective time of the Merger, the MS Reporting Units became entitled to receive 511,356 shares of Common Stock in consideration for 4,227,547 shares of common stock of AFR owned by the MS Reporting Units.

The aggregate purchase price of the 75 shares of Common Stock listed as acquired on Schedule D hereto was approximately $1,338.00.  Affiliates of Morgan Stanley obtained the purchase price for such shares through internally generated funds.  As set forth on Schedule D hereto, the MS Reporting Units sold an aggregate of 429,937 shares of Common Stock in the ordinary course of business on April 3, 2008.

ITEM 4.       Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 1, 2008, at the effective time of the Merger, the MS Reporting Units became entitled to receive 511,356 shares of Common Stock pursuant to the AFR Merger Agreement in consideration for 4,227,547 shares of common stock of AFR owned by the MS Reporting Units.  As set forth on Schedule D hereto, the MS Reporting Units sold an aggregate of 429,937 shares of Common Stock in the ordinary course of business on April 3, 2008.

ITEM 5.     Interests in Securities of the Issuer.*

________________________________
*
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a)	and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon a total of 50,489,520 outstanding shares of Common Stock assuming (i) 34,853,911 shares of Common Stock disclosed by the Issuer to be outstanding as of March 17, 2008, in its annual report on Form 10-K for the fiscal year ended December 31, 2007 and (ii) 15,635,609 shares of Common Stock issued in the Merger as disclosed by the Issuer to Gemini.

By virtue of the relationships reported under Item 2 of this Statement, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the 3,809,524 shares of Common Stock beneficially owned by Gemini (the “Gemini Shares”) which, based on calculations made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), constitute approximately 7.55% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Gemini) that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In addition to the Gemini Shares which Morgan Stanley may be deemed to beneficially own as described above, Morgan Stanley may be deemed to beneficially own an additional 148,175 shares of Common Stock (the “Additional Shares”) that are held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0.29% of the outstanding shares of Common Stock.  Taken together, the Gemini Shares and the Additional Shares constitute approximately 7.84% of the outstanding shares of Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Morgan Stanley is filing this Statement solely in its capacity as a parent company of Gemini and the MS Reporting Units described above.  The Reporting Persons are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A or Schedule B hereto beneficially owns any shares of Common Stock.

Item 5(c) is hereby amended to add the following:

Except for the acquisition of the Merger Shares and as set forth in Schedule D annexed hereto and incorporated by reference herein, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A and Schedule B hereto), has effected any transactions in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 7, 2008	SSF III Gemini, LP, By its general partner, SSF III Gemini GP, LLC

	By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

SSF III Gemini GP, LLC

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanley Real Estate Special Situations Fund III, L.P., By its general partner, Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

MSRESS III Manager, L. L.C., By MSRESS III, Inc., its sole member

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

MSRESS III, Inc.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanely

By:	/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

The names of the directors and names and titles of the executive officers of MSRESS III, Inc. (“MSRESS III”) and the names and titles of the executive officers of each of SSF III Gemini GP, LLC (“Gemini GP”) and Morgan Stanley Real Estate Special Situations III-GP, L.L.C. (“SSF III GP”) and their principal occupations are set forth below. The business address of each of such persons is that of Morgan Stanley at 1585 Broadway, New York, NY 10036, except for Mr. Carrafiell, whose business address is that of Morgan Stanley at 20 Bank Street, London, England E14 4AD. Unless otherwise indicated, each individual is a United States citizen.

Name of Director/ Executive Officer	Present Principal Occupation or Employment	Position with Gemini GP, if any	Position with SSF III GP, if any	Position with MSRESS III, if any
John Carrafiell	Managing Director of Morgan Stanley	N/A	Manager, Chairman	Director, Chairman
J. Timothy Morris	Managing Director of Morgan Stanley	Manager, President	Manager, President	Director, President
Paula Schaefer	Managing Director of Morgan Stanley	Manager, Vice President	Manager, Vice President	Director, Vice President
Michael J. Franco	Managing Director of Morgan Stanley	N/A	Vice President	Vice President
K.S. Kalsi	Managing Director of Morgan Stanley	Manager, Vice President	Vice President	Vice President
John B. Kessler	Managing Director of Morgan Stanley	Vice President	Vice President	Vice President
Jeffrey Hugh Macdonnell*	Executive Director of Morgan Stanley	Vice President	Vice President	Vice President
Jay H. Mantz	Managing Director of Morgan Stanley	Vice President	Vice President	Vice President

_______________________________

* Jeffrey Hugh Macdonnell is a Canadian citizen

SCHEDULE B

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of Business at the University of California, Berkeley
*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG
Walid A. Chammah	Co-President
Gary G. Lynch	Chief Legal Officer
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary
James P. Gorman	Co-President
Colm Kelleher	Executive Vice President and Chief Financial Officer

1  Howard Davies is an English citizen
2  Klaus Zumwinkel is a German citizen.  Dr. Zumwinkel will not stand for re-election at Morgan Stanley’s Annual Meeting of Shareholders scheduled to take place on April 8, 2008.
*  Director

SCHEDULE C

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a) In April 2003, MS&Co., along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest.  Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, MSDWI consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order.  Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order.  The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws.  The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty.  The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million.  The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices.  The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000.  Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty.  The court approved the settlement on February 4, 2005.  The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005.  The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002.  Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(g) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004.  Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million.  Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(h) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006.  In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests.  The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery.  FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure.  In the settlement, Morgan Stanley neither admitted nor denied these findings.  The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley.  In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

(i) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.  Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint.  All of such proceedings are reported and summarized in the MS&Co.  Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

SCHEDULE D

The following table sets forth transactions in shares of Common Stock of Gramercy Capital Corp. by the Operating Units of Morgan Stanley whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Statement.  All of the transactions were effected in the ordinary course of business, as principal, in open market on the New York Stock Exchange and other exchanges, or through one of Morgan Stanley’s two Alternative Trading Systems (“ATS”).

Trade Date	Purchases (P)/ Sales (S)	Price ($) (rounded 2 decimal points)	Quantity
2/15/2008	P(1)	$20.42	30
3/11/2008	P(1)	$16.12	45
4/3/2008	S	$20.35	411,225
4/3/2008	S	$20.90	200
4/3/2008	S	$20.91	6,062
4/3/2008	S	$20.92	1,969
4/3/2008	S	$20.93	59
4/3/2008	S	$20.95	6,500
4/3/2008	S	$20.96	3,822
4/3/2008	S	$21.10	99
4/3/2008	S	$21.15	1

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1 This transaction was effected on behalf of a client and is not proprietary to Morgan Stanley.